Seth K. Weiner
404-504-7664
sweiner@mmmlaw.com
www.mmmlaw.com

April 9, 2013

VIA EDGAR

Mr. Jonathan Wiggins

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	United Development Funding IV

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 000-54383

Dear Mr. Wiggins:

On behalf of United Development Funding IV (the “Registrant”), please find transmitted herein for filing the Registrant’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated March 27, 2013 relating to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed March 30, 2012 (the “Form 10-K”).

Form 10-K for the Fiscal Year Ended December 31, 2011 filed March 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loan Portfolio, page 57

Comment No. 1: We note your response to comment 1 of our letter dated February 8, 2013 that the loan to value ratios incorporate assumptions of value into the computation. To the extent any loans exceed the maximum loan to value ratios due to “substantial justification,” please identify such loans and disclose their loan to value ratios in future Exchange Act periodic reports or advise.

Response: The Registrant submits that it does not have any loans which exceed the maximum loan to value ratios due to substantial justification. The Registrant undertakes to identify in future periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any loans which exceed the maximum loan to value ratios due to substantial justification and to disclose the loan to value ratios of such loans.

Phone: 404.233.7000 | www.mmmlaw.com

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Morris, Manning & Martin, LLP

Mr. Jonathan Wiggins

Securities and Exchange Commission

April 9, 2013

Net Operating Income, page 63

Comment No. 2: We note your response to comment two in our letter dated February 8, 2013 related to expenses included in your computation of net operating income. Please disclose in future filings the basis for your conclusion that interest expense related to non-asset level debt and acquisition and origination fees (placement fees) are not directly associated with your investments as detailed in your response to comments two and five. In addition, given the provision for loan losses appears to be directly related to loans that are considered impaired as it appears from the disclosure on page F-13, explain to us and disclose in future filings how you came to the conclusion that this expense is not directly associated with the operation of your investments.

Response: The Registrant hereby undertakes to include in its future filings pursuant to the Exchange Act, as required by such act, the basis for the Registrant’s conclusion that interest expense related to non-asset level debt and acquisition and origination fees (placement fees) are not directly associated with the Registrant’s investments, as described in the responses referenced in the Commission’s comment.

The Registrant submits that as of December 31, 2011, it had two loans that had matured. One loan with an unpaid principal balance of approximately $3.3 million was not considered impaired as the loan matured in December 2011 and was repaid in full during the first quarter of 2012 after an insignificant delay. One loan, which matured in April 2011 with an unpaid principal balance of approximately $137,000, was considered impaired due to the loan remaining outstanding for a significant time beyond the April 2011 contractual term of the loan agreement. This loan was also repaid in full during the first quarter of 2012. Both loans were considered “Level 1” in our credit quality monitoring, and the collectability of “Level 1” loans is considered probable. Therefore, no specific valuation allowance was allocated to the impaired loan as of December 31, 2011. In the future, when a specific valuation allowance is allocated to an impaired loan, the Registrant will consider such an expense to be directly related to a loan and such expense will be included in the Registrant’s net operating income presentation. The provision for loan losses that are not specifically allocated to an impaired loan will be excluded from the Registrant’s net operating income presentation and the Registrant will provide disclosure accordingly in its future filings pursuant to the Exchange Act, as required by such act.

Note B. Summary of Significant Accounting Policies

Acquisition and Origination Fees, F-10

Comment No. 3: We note your responses to comment 13 in our letter dated November 16, 2012 and comment 5 in our letter dated February 8, 2013 relating to your amortization method for placement fees. Please tell us how you determined that the entire placement fee is a direct loan origination cost as defined in ASC 310-20-20 rather than all or a portion being other lending-related costs under ASC 310-20-25. In addition, please reconcile your conclusion that the placement fees are direct loan origination costs with your amortization method over the life of the program. Refer to ASC 310-20-25-25. Please quantify the impact on the amortization expense in each of the periods presented had you allocated and amortized the placement fees with respect to each loan.

Response: Per the Registrant’s response to comment 5 in its letter to the Commission dated March 7, 2013, the Registrant stated that the amount of placement fees available is related to the Registrant’s capital available for investment. Placement fees are incurred when the capital is received by the Registrant and is available for deployment. Since the placement fees are related to the capital available for investment, are non-refundable, and will not exceed approximately $18.5 million (3% of the amount available for investment, assuming the Registrant sells the maximum offering amount of $700,000,000 pursuant to its initial public offering), the Registrant amortizes the placement fees over the expected life of the fund as this properly matches the interest income earned over the economic life of the capital available for investment with the placement fee expense associated with such capital. Thus, the Registrant applies concepts of ASC 310-20 by analogy.

Morris, Manning & Martin, LLP

Mr. Jonathan Wiggins

Securities and Exchange Commission

April 9, 2013

In the Registrant’s response referenced above, the Registrant stated that if the placement fees were allocated and amortized over the initial term of the Registrant’s loans, this practice would result in an acceleration of amortization to the early years of the fund and result in a significant understatement of expenses in the latter years of the fund. The Registrant does not intend to provide an additional benefit to those investors who invested near the close of the capital raise over those investors who invested early, and such a result would be contrary to the Registrant’s intent to treat its investors equally. Furthermore, as the Registrant may extend its loans past the initial term in the ordinary course of business, the acceleration of placement fees would not match the full term of the Registrant’s investment in the loan where that loan was later extended. This would again be to the detriment of the Registrant’s investors who invested early in the fund and to the benefit of investors who invested near the close of the capital raise of the fund. However, if the Registrant had applied the concepts of ASC 310-20-25-25 and accelerated the amortization to the early years of the fund, the following approximate estimated amounts would have been amortized (note: the Registrant does not track placement fees by loans; thus, the Registrant has attempted to re-create the estimates as if the placement fees had been tracked by the loan; the Registrant further notes that such estimates are management’s best estimate at this time):

	Accelerated	As Reported
2010	$470,154	$124,201
2011	$1,103,343	$411,653
2012	$2,326,450	$858,444

Under the estimated scenario, the Registrant would expect that in future years of the Registrant’s life, the amortized placement fees would significantly decline year after year. Thus, the Registrant amortizes the placement fees over the expected life of the fund, as the application of ASC 310-20-25-25 would not properly apply the matching principal of the benefit received to the expenditure incurred and hence would be to the detriment of the Registrant’s investors who invested early in the fund and to the benefit of investors who invested near the close of the capital raise of the fund.

Note P. Concentration of Credit Risk, page F-33

Comment No. 4: We note your response to comment six in our letter dated February 8, 2013. You have indicated that a loan to a SPE borrower may be secured by personal and entity guarantees and additional pledges of cash, revenue streams, municipal reimbursements or property owned by the SPE borrower or its parent entity. Please tell us the significance of the guarantees provided by the SPE borrower’s parent entities and how you considered these guarantees in your evaluation of your asset concentration risk.

Response: The Registrant routinely obtains guarantees of the SPE borrower’s parent entities or of the individual principal owners of the parent entities in order to enhance the overall performance of the Registrant’s loan portfolio by ensuring that the borrower is appropriately engaged in the project which secures the loan. The Registrant’s underwriting process relies upon a review and analysis of the underlying real property asset which secures a particular loan. The Registrant considers the parent or individual guaranty to be a credit enhancement to the loan; however, the underwriting process does not rely upon the guaranty to support the underlying value of the real estate asset securing that loan. The Registrant therefore does not believe the guarantees are relevant to the analysis of asset concentration risk.

* * * * *

Morris, Manning & Martin, LLP

Mr. Jonathan Wiggins

Securities and Exchange Commission

April 9, 2013

Enclosed herewith is a written statement from the Registrant acknowledging that the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc: Hollis M. Greenlaw, Esq.

United Development Funding IV

April 9, 2013

VIA EDGAR

Mr. Jonathan Wiggins

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	United Development Funding IV

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 000-54383

Dear Mr. Wiggins:

In connection with the letter of the Securities and Exchange Commission (the “Commission”) of even date herewith relating to the above-referenced filing, United Development Funding IV (the “Registrant”) hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Annual Report on Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2012;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2011 Annual Report on Form 10-K; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

United Development Funding IV

By:	/s/ Hollis M. Greenlaw
Name:	Hollis M. Greenlaw
Title:	Chief Executive Officer